June 30, 2006


Mr. Matthew J. Klaben, Esq.
Vice President, General Counsel and Secretary
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370

RE:	Chart Industries, Inc.
	Amendment No. 3 to Form S-1
	File No. 333-133254
	Amended June 27, 2006

Dear Mr. Klaben:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please include in the Form S-1 a consent from your
independent
accountants.  	Refer to Item 601(b)(23) of Regulation S-K.

The Offering, page 5

2.	Please disclose why option holders are getting a 10.1088-for-
one
adjustment when 	the stock split was 4.6263-for-one.  Please
also
disclose how you intend to account 	for the additional options
to
be received by the option holders and your basis for that accounting. Please also disclose their fair value.

Unaudited Pro Forma Financial Information, page 37
Unaudited As Adjusted Balance Sheet, page 38

3.	Please include footnotes that clearly explain the offering
adjustments to your 	common stock and additional paid in
capital.

Unaudited Pro Forma Statement of Operations, page 40

4.	Please include footnotes that clearly explain the offering
adjustments to interest 	expense and income tax expense.  Your
current explanation in footnote (4) does not 	explain how
these
adjustments are calculated.  Please revise.  Please also disclose
	why there are no offering adjustments in the March 31, 2006
pro
forma statement of 	operations.

5.	Please tell us why you have dilutive shares on a historical
basis but not a pro forma 	basis for the three month period
ended
March 31, 2006.

6.	Please present your EPS information in the pro forma columns of
the statements of 	operations as well.

7.	Please disclose how you computed the $828,000 pro forma
adjustment to interest 	expense in the March 31, 2006 pro forma
statement of operations.

8.	It is still unclear to us how you arrived at the 13.1 million
shares you are using as the 	weighted average shares outstanding
for
basic EPS purposes.  Please revise note (5) 	to make this clearer.
If you have included in this weighting the shares of the
	Reorganized Company, and not just those of the Successor
Company, please also tell 	us why.

9.	Note (5) to the pro forma statement of operations indicates
that
both pro forma basic 	and diluted EPS have been adjusted for
the
IPO shares.  However, you have 	appropriately only adjusted
diluted EPS.  In addition, you state in note (5) that 12.5
	million
offering shares have been included assuming no exercise of the over-
	allotment option.  However, based upon the fact that you have
actually given effect 	to 12.7 million shares in note (7), you
have
assumed a partial exercise of the over-	allotment option which is
not
typically appropriate.  Please revise your disclosure 	and EPS
computation accordingly.

Financial Statements
Consolidated Statements of Shareholders` Equity, page F-8

10.	Please give retroactive effect to the stock split in the
shares
outstanding column of 	the Successor Company statement of
shareholders` equity.

Note J - Stock Option Plans, page F-34

11.	Please show us how you computed the fair values of each
options
and warrants 	issuance by the Successor Company since its
inception
on October 17, 2005 through 	the date of your next amendment.  In
doing so, please also demonstrate for us how 	you determined
the
fair value of a share of your common stock as of each issuance
	date.  Any later modifications should also be addressed.  We
will likely have further 	comments after we review your
response.



Item 15 - Recent Sales of Unregistered Securities, page II-1

12.	Please disclose the terms of each option issuance, including the
exercise price and 	vesting terms.


Exhibit 5.1-Legal Opinion

13.	Please note that counsel must also include its determination as
to whether the 	shares have been duly authorized as part of
their
opinion that the shares are 	validly issued.  Therefore, please
revise the information in clause (1) of the first 	paragraph
on
page 2.

Closing Comments

      You may contact Jeffery Gordon at (202) 551-33866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at (202) 551-3767, with any other questions.


      Sincerely,


      Jennifer Hardy
      Branch Chief

CC: 	Edward P. Tolley III, Esq.
	Simpson Thacher & Bartlett, LLP
	(212) 455-2502

Mr. Matthew J. Klaben, Esq.
Chart Industries, Inc.
June 30, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE